UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☑
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or Submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Humana AB

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Ambea AB (publ)

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Ewelina Pettersson, Warfvinges väg 39, Floor 7, SE-112 51 Stockholm, Sweden +4673-074 79 12

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 25, 2026

(Date Tender Offer/Rights Offering Commenced)

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
99.1	AMBEA AB ( PUBL ) COMPLETES THE RECOMMENDED PUBLIC OFFER TO THE SHAREHOLDERS OF HUMANA AB AND EXTENDS THE ACCEPTANCE PERIOD – Ambea

Item 2.	Informational Legends

Important notice to shareholders in the United States of America

This Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of Sweden, which are different from those of the United States. Humana’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. It may be difficult for holders of the shares of Humana domiciled or resident in the United States (the “U.S. Holders”) to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Humana is located in another country other than the United States, and some or all of its officers and directors may be residents of countries other than the United States. U.S. Holders may not be able to sue Humana or Ambea or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Humana or Ambea and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

The Offer is made to U.S. Holders on the same terms and conditions as those made to all other shareholders of Humana to whom the Offer is being made, in reliance on the “Tier I” exemption under Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the U.S. tender offer rules. Any information documents, including the offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Humana’s other shareholders. U.S. Holders should note that Humana is not listed on a United States securities exchange, is not subject to the periodic requirements of the Exchange Act and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (“SEC”).

The new shares in Ambea that may be issued as Share Consideration and the CVR Instruments that may be issued as part of the Consideration in connection with the Offer are not being, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. Such securities are being offered in the United States pursuant to the exemption from registration provided by Rule 802 under the Securities Act.

The offer materials are being furnished to the SEC under cover of Form CB. Ambea has filed a Form F-X with the SEC appointing an agent for service of process in the United States in connection with the Offer.

The Offer described in this press release is made for the issued and outstanding shares of Humana, a company incorporated under Swedish law, and is subject to Swedish disclosure and procedural requirements, which may be different from those of the United States. The Tier I exemption exempts the Offer from most provisions of Regulation 14D and Rules 14e-1 and 14e-2 under the Exchange Act. Accordingly, the Offer is being conducted primarily in accordance with Swedish law, the Takeover Rules and the Swedish Securities Council’s rulings regarding interpretation and application of the Takeover Rules, with respect to withdrawal rights, the Offer timetable, notices of extensions, announcements of results, settlement procedures (including as regards to the time when payment of the consideration is rendered) and waivers of conditions, which may be different from requirements or customary practices in relation to U.S. domestic tender offers. U.S. Holders are encouraged to consult with their own advisors regarding the Offer.

The U.S. Holders should consider that the Cash Consideration in the Offer is being paid in Swedish krona and that no adjustment will be made based on any changes in the exchange rate.

To the extent permissible under applicable law or regulations, Ambea and its affiliates or its brokers and its brokers’ affiliates (acting as agents for Ambea or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Humana outside the United States (or any securities that are convertible into, exchangeable for or exercisable for such shares). These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. In addition, affiliates to the financial advisors to Ambea may also engage in ordinary course trading activities in securities of Humana, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with applicable law and regulation. Any information about such purchases will be announced as and to the extent required under applicable Swedish law, rules or regulations.

The receipt of the Consideration (including the Cash Consideration, the Share Consideration and the CVR Instrument) pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional advisor regarding the tax consequences of accepting the Offer. Neither Ambea nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Part II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

Part III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Ambea AB (publ) on 10 September 2026.

Ambea AB (publ) undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment to Form F-X.

Part IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Johan Regner

(Signature)

Johan Regner, Head of Treasury

(Name and Title)

13 October 2026

(Date)

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